Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-161221

FOR IMMEDIATE RELEASE

Suburban Propane Partners to Acquire the Retail Propane Operations of Inergy, L.P.

Whippany, New Jersey, April 26, 2012 — Suburban Propane Partners, L.P. (NYSE: SPH) (“Suburban”), announced that it has reached a definitive agreement with Inergy, L.P. (NYSE: NRGY) (“Inergy”), Inergy GP, LLC and Inergy Sales & Service, Inc. (“Inergy Sales”) to acquire (the “Inergy Propane Acquisition”) the sole membership interest in Inergy Propane, LLC, now owned by Inergy, including certain wholly-owned subsidiaries of Inergy Propane, LLC, and the assets of Inergy Sales (such interests and assets collectively, “Inergy Propane”). At the time of the closing of the Inergy Propane Acquisition, and following certain pre-closing transactions, Inergy Propane will consist of the retail propane assets and operations of Inergy.

Suburban is acquiring Inergy Propane for total consideration of approximately $1.8 billion, consisting of: (i) $1.0 billion of newly issued Suburban senior notes and $200.0 million in cash (as described in a separate press release issued today) and, (ii) $600.0 million of new Suburban common units, which will be distributed to Inergy and Inergy Sales, the majority of which will subsequently be distributed by Inergy to its unitholders.

Inergy Propane conducts its propane operations in 33 states from 338 customer service centers. Based on fiscal year 2011, the Inergy Propane Acquisition will add approximately 600,000 propane customers and 325 million retail propane gallons to Suburban’s existing approximately 600,000 propane customers and nearly 300 million retail propane gallons sold. Suburban believes that after giving effect to this transaction it will be the third largest retail marketer of propane in the United States, measured by retail gallons sold in the calendar year 2011.

Michael J. Dunn, Jr., President and Chief Executive Officer, said, “This acquisition is an important strategic step for Suburban by effectively doubling the size of the company and expanding our national presence into eleven new states. We were uniquely positioned to take advantage of this opportunity as a result of all of our efforts over the past several years to streamline our operating model, invest in our technology platform and strengthen our financial position. We look forward to welcoming the employees of Inergy Propane, recognizing their dedication to customer service, which has helped Inergy grow to become one of the largest propane marketers in the country.”

Mr. Dunn continued, “Our growth strategy is well served by this acquisition as we seek to combine the best of both companies, leveraging our investments in people and technology across a broader service territory and customer base. Together we will strive toward furthering our goal of delivering sustainable, profitable growth for our unitholders and strengthening our commitment to delivering outstanding service to our valued customers.”

Mr. Dunn concluded, “On April 25, 2012, our Board of Supervisors approved an increase in our annualized distribution rate to $3.50 per Common Unit (conditioned on the closing of this transaction) which represents an increase of $0.09 per Common Unit, or 2.6%, compared to our current annualized distribution rate. The distribution at the increased rate will be effective for the quarterly distribution paid in respect of the first quarter of fiscal 2013 ending December 29, 2012 (assuming closing by the applicable record date).”

The transaction is subject to customary closing conditions including approval under the Hart-Scott-Rodino Act, and is expected to close in the second half of calendar year 2012.

Evercore Partners acted as a financial advisor and provided a fairness opinion to the Board of Supervisors of Suburban in connection with the transaction.

In connection with the Inergy Propane Acquisition, while not a condition to the closing, Suburban intends to commence an underwritten public offering of approximately $250.0 million through issuance of its common units representing limited partner interests. Suburban intends to use the proceeds of the proposed public offering, in connection with the Inergy Propane Acquisition, to pay: (i) cash consideration and certain payments in the exchange offers relating to such acquisition and (ii) costs and fees related to the acquisition. Any net proceeds not so applied will be used for general partnership purposes.

Suburban will hold a live Internet Audio Webcast of the conference call to discuss the transaction at 11:00 AM ET on Thursday, April 26, 2012. Interested parties who wish to listen to the audio webcast, which will also include a supporting slide presentation, may do so by calling:

1-(877) 209-9920

Ask for: Suburban Propane

The supporting slide presentation may be accessed on the Internet at the following URL:

http://attewc.webex.com/attewc/onstage/g.php?d=642822785

or

www.suburbanpropane.com

A telephonic replay will be available from 2:00 PM ET on Thursday, April 26, 2012 through 11:59 PM ET, Friday, April 27, 2012. The replay may be accessed at 1-(800) 475-6701, passcode 246767.

Separately, Suburban reminds its unitholders that the 2012 Tri-Annual Meeting of its unitholders will be held at 9:00 AM ET on Tuesday, May 1, 2012 at Suburban’s headquarters in Whippany, NJ. At the meeting, unitholders will be asked to elect all of Suburban’s Supervisors for three-year terms and to approve certain amendments to Suburban’s (and its operating subsidiary’s) limited partnership agreements. Unitholders will also have an advisory “Say-on-Pay.”

Comprehensive information about Suburban, including the proxy statement for the 2012 Tri-Annual Meeting, and instructions on how unitholders can vote their units, is available on the Internet at http://www.suburbanpropane.com.

The following disclosure is made in accordance with Rule 165 of the Securities Act of 1933, as amended:

Suburban intends to file a registration statement on Form S-1 in connection with the issuance of $600.0 million of new Suburban common units, which will be distributed to Inergy, Inergy Sales and the majority of which by Inergy to its unitholders. Shareholders are urged to read the Form S-1, when available, along with any amendments or supplements thereto, because they contain important information about Suburban and the issuance of the new Suburban common units. You may obtain a free copy of the Form S-1, when available, as well as other filings containing information about Suburban at the SEC’s website at www.sec.gov. A free copy of the Form S-1, when available, may also be obtained from Suburban by directing the request to: Suburban Propane Partners, L.P., P.O. Box 206, Whippany, New Jersey, 07981-0206, Telephone: (973) 853-9252, Attention: Investor Relations.

Forward-looking Statements

This press release contains certain forward-looking statements, which Suburban is making in reliance on the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that Suburban expects, believes or anticipates will or may occur in the future are forward-looking statements, including statements regarding the timing and expected benefits of the acquisition. These statements reflect Suburban’s expectations or forecasts based on assumptions made by the partnership. These statements are subject to risks including those relating to market conditions, financial performance and results, prices and demand for natural gas and oil, regulatory and governmental approvals and other important factors that could cause actual results to differ materially from our forward-looking statements. These risks are further described in Suburban’s reports filed with the Securities and Exchange Commission.

Any forward-looking statement speaks only as of the date on which such statement is made and Suburban undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise.

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The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission web site at www.sec.gov. Alternatively, the Company will arrange to send you the prospectus, if you request it by calling (973) 503-9252.

The registration statement filed with the Securities and Exchange Commission relating to the proposed offering can be accessed directly at:

http://www.sec.gov/Archives/edgar/data/1005210/000095012309032938/y02087sv3asr.htm

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.